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                        Allied Digital Technologies Corp.
                                 140 Fell Court
                           Hauppauge, New York 11788


                                                                August 28, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Att: H. Christopher Owings
     Assistant Director

                  Re:      Allied Digital Technologies Corp.
                           Registration Statement on Form S-2
                           (File No. 333-56173)

Dear Mr. Owings:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Allied Digital Technologies Corp. (the "Company") hereby makes application to the Commission for withdrawal of the above-referenced Registration Statement, and all amendments filed with respect thereto.

Because the Company and JP Morgan could not agree on certain conditions related to the contemplated financing, the Company explored certain other financing alternatives and elected to finance the merger with Analog Acquisition Corp. from loans proposed to be arranged through a syndicate of banks which may be led by Fleet National Bank or a comparable financial institution and Citicorp Mezzanine Partners, L.P. Additional disclosure has been added to the Company's Proxy Statement on Schedule 14A (File No. 1-13580) to reflect this change in financing. Therefore, the Company will not seek to have the Registration Statement on Form S-2 declared effective and hereby requests that it should be withdrawn.

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Please notify us of the consent of the Commission for withdrawal of the Registration Statement by contacting the undersigned at the above address, with copies to Alon Y. Kapen, Esq., Warshaw Burstein Cohen Schlesinger & Kuh, LLP and Edward J. Yocum, Esq., Morgan Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

                                                    Sincerely,

                                                    /s/ Charles A. Mantione
                                                    ---------------------------
                                                    Charles A. Mantione
                                                    Chief Financial Officer

cc:      Alon Y. Kapen, Esq.
         Edward J. Yocum, Esq.